UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Darkstar Ventures Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

237247101

(CUSIP Number)

Aviel and Michal Rachamim

68/12 Chai Taib St., Jerusalem, Israel

+972-2-6513513 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

4/14/2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237247101	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) XXXXXXXXXX
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) private investment
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 35,000,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 35,000,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) Individual

CUSIP No. 237247101	13D	Page 3 of 4 Pages

Item 1. SECURITY AND ISSUER.

This statement relates to shares of common stock, par value $0.0001 per share of Darkstar Ventures, Inc., a Nevada corporation (the "Issuer"). The holders of Common Stock vote on the election of the Issuer’s directors and all other matters requiring stockholder action.

The principal executive offices of the Issuer are located at 7 Eliezri Street, Jerusalem, Israel.

Item 2.        IDENTITY AND BACKGROUND.

(a)       This statement is being filed by Aviel and Michal Rachamim (the "Reporting Person").

(b)       Not Applicable

      (c) The Reporting Person is retired.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Israel.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the shares of common stock reported herein were derived from available capital of the Reporting Person.

Item 4.        PURPOSE OF TRANSACTION

The purpose of the transaction was for long-term investment and growth.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Person owns 35,000,000 shares of Common Stock, representing 5.4% of the outstanding shares of Common Stock. This percentage is based upon the Issuer’s statement as to the number of outstanding shares of Common Stock as set forth in its _ Form 10-K, filed with the Securities and Exchange Commission on .March 15, 2019.

(b)       The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of, the 35,000,000 shares of common stock of the Issuer that the Reporting Person owns.

(c)       Transactions in the securities effected during the past sixty days: None.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Person.

(e)       Not Applicable.

Item 6. CONTRACTS ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 237247101	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Aviel and Michal Rachamim

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May 24, 2019